Reversion to the Mean Web Presentation

Slide 1

In our opinion the stock market always goes from one extreme to the other extreme.  From extreme greed and optimism to extreme fear and pessimism and ultimately reverting back to its long-term average.  The purpose of this presentation is to address the concept of how the stock market usually over time reverts back to its long-term averages.  With that said, to properly set the stage to address the reversion to the mean concept, we believe it would be best to start by reviewing the performance of the stock market this decade and the past year.

Slide 2

This slide illustrates the cumulative return of the S&P 500 for each decade going back to the 30’s.  The S&P 500’s return this decade is on track to be the worst performing decade ever.  In fact, it would take a return of 40% in 2009 just to equal the 1930’s.

Slide 3

For any calendar 10-year period the most recent 10-year period is the worst 10-year period ever.  In fact, in the history of the S&P 500 there was only one other calendar 10-year period – the 10-years ended 1938, that had a negative return.  All other calendar 10-year periods have been positive.

Slide 4

2008 was the second worst year in the history of the S&P 500 second only to 1931.  Additionally, there have only been six years since 1926 when the S&P 500 lost more than 20%.

Slide 5

Prior to the past five quarters, the S&P 500 has only twice in its history had five consecutive negative quarters.

Slide 6

So the $1 million question is how likely is it for the stock market to continue to perform like it has for the past decade?  In our opinion it is an extremely low probability that the stock market will continue to perform like it has so far this decade.

Slide 7

One of the reasons for this belief has to do with what we said earlier.  We believe the stock market goes to extremes – from extreme greed and optimism to the other extreme of fear and pessimism ultimately reverting back to its long-term average

Slide 8

To illustrate how the stock market goes from one extreme to the other extreme let’s review what has happened over the last 19 years.  To set the stage from a long-term perspective from 1929 to 1999 the S&P 500 had an average annual compounded rate of return of 10%.  But in the 90’s the S&P averaged 18% per year.  So if one believed the stock market got too far ahead of its long-term average in the 90’s and that it was going to revert back to its long-term average of 10% by let’s say the end of 2008 it would have had to averaged 3% per year this decade.  To elaborate or to provide a little more explanation on how we arrived at the 3% per year if one took a hypothetical 3% average annual compounded rate of return for the nine-years of this decade and combined it to the 10-year average annual rate of return for the S&P 500 in the 90’s of 18% per year it would equal an average annual compounded rate of return of 10% per year.  What’s extremely interesting in our opinion is that what actually has occurred this decade is that the S&P 500 has had an average annual compounded rate of return of negative, of a -3.6%.  In our opinion this is a perfect example of how the stock market goes from one extreme to the other extreme.  So, one could potentially conclude that not only have we been in the process of reverting back to the stock market’s long-term average but we could be potentially correcting the excesses of the 90’s.

Slide 9

So, if the stock market has done just the opposite of the 90’s and overcorrected on the downside this decade and is going to revert back up to its long-term average of 10% in let’s say the next 10 years the S&P 500 would have to average 25% per year.  Let me again explain how we arrive at that 25% per year.  If one takes the -3.6% average annual compounded rate of return for this decade meaning the last nine years, and a 25% average annual return for the next 10 years and combines them together it would equal an average annual compounded rate of return of 10% per year.  A key point I must make and that I ask you to remember is that we are not predicting that the stock market is going to immediately start reverting back to its long-term average.  We do believe the declines in the stock market this decade argue favorably for the potential mean reversion to the upside sometime in the relatively near future.  The main point we want to make is that the 90’s produced exceptional returns and at the end of the 90’s many investors just had to own stocks as they appeared to be the sure thing.  In hindsight, it was not the right thing to do and the exact opposite can be said about this decade.  Now many investors are avoiding stocks which again could be the exact wrong thing to do.

Slide 10

To summarize the previous slides the stock market returned on average 18% per year in the 90’s the second best performing decade since the 30’s.  During that period at the end of the 90’s many investors just had to own stocks as they appeared to be the sure thing.  In hindsight, it was not the right thing to do.  This decade we are experiencing the exact opposite of what was experienced in the 90’s.  Investors feel the opposite way about stocks – they want to avoid them which again could be the exact wrong thing to do.  The reversion of the mean concept is just one of the many reasons why we believe it is important for investors to stay the course.

Slide 11

S&P 500 1929-1999 Performance Disclosure

S&P 500 as we know it today began in 1957.  Prior to this, Standard & Poor’s broad market index contained a total of 233 stocks divided into 26 industry group indices.  In 1928, Standard & Poor’s realized the need to disseminate its market indicator information more frequently.  Rather than try to calculate the 233 Composite on an hourly or daily basis it created a more manageable subset of stocks that was published by Standard & Poor’s comprised of 50 Industrial, 20 Railroad and 20 Utility Stocks.  This index was known as the S&P 90 Stock Composite Index.  Standard & Poor’s added more companies to the original 233 in order to create new industry group indices.  As Standard & Poor’s added more companies the S&P 500 was born in 1957.  Due to computer technology, the 500 Composite is able to be calculated and disseminated on a minute by minute basis.  Historical prices for the new hourly 500 Composite were linked to the S&P 90 Stock composite to record a daily record back to 1928.